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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

July 17, 2014

Re:	Affimed Therapeutics B.V.

Registration Statement on Form F-1

Filed June 27, 2014

File No. 333-197097

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Affimed Therapeutics B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated July 11, 2014 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amendment of the Registration Statement together with this response letter. The amended Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the amended Registration Statement (including exhibits) and three marked copies of the amended Registration Statement showing the changes to the Registration Statement filed on June 27, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	2	July 17, 2014

General

1.	Please be advised that several of the comments we included in our letter dated June 19, 2014 were issued by the Division’s Office of International Corporate Finance. They have not yet completed their review of this filing and your responses. We will promptly provide you with any additional comments they may have upon completion of their review.

Response:	The Company respectfully acknowledges the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview, page 65

2.	You indicate that research and development expenses include costs associated with obtaining and maintaining patents and other intellectual property. Please clarify for us what “obtaining and maintaining” costs relate to, other than registration costs, and how the costs are properly classified as research and development under IFRS.

Response:	The Company respectfully advises the Staff that costs for obtaining and maintaining patents include costs incurred in the initial patent registration process until the patents have been granted. The costs are incurred for patent attorneys, consultants and employees dedicated to these activities. The Company believes that classification of these costs as research and development is appropriate in accordance with IAS 1.103 and IAS 38.54.

Business

Overview, page 76

3.	We note that under “Our Strengths” on page 79 you suggest that a Phase 2b trial of AFM13 in relapsed refractory HL patients may be sufficient to support a New Drug Application. Please expand your disclosure to provide the basis for this statement and clarify whether you have engaged in any discussions or correspondence with the FDA concerning this possibility. If so, also disclose the substance of those discussions or correspondence and the conclusions, if any, that resulted from them.

Response:	The Company has amended its disclosure on page 93 of the amended Registration Statement to respond to the Staff’s comment.

Index to Consolidated Financial Statements

General

4.	We do not believe your response to our prior comment 27 provides a sufficient basis to omit the audited financial statements of the registrant, Affimed Therapeutics B.V. Please provide audited financial statements of the registrant, Affimed Therapeutics B.V., or provide us an analysis that supports your basis for omitting them.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	3	July 17, 2014

Response:	The Company respectfully advises the Staff that it has not provided audited financial statements of the registrant Affimed Therapeutics B.V. as specified by Item 8 of Form 20-F as the Company followed the guidance in the SEC Division of Corporation Finance Financial Reporting Manual Sec. 1160.1. Based on that guidance Affimed Therapeutics B.V. is a registrant whose filing will have an effective date before the registrant is capitalized on an other than nominal basis.

As detailed in the first response letter, the registrant was formed on May 14, 2014 with nominal capital of €0.01, has no assets or liabilities and has not commenced operations and will not do so prior to the effective date of the Registration Statement. Affimed Therapeutics B.V. will not succeed to a business in a transaction that is not a reorganization.

The shareholders of Affimed Therapeutics AG as the predecessor entity, incorporated in Germany, will exchange their equity ownership interests in the predecessor entity for identical interests in the registrant in a series of transactions that are referred to in the Registration Statement as the “corporate reorganization.” All operations will continue to be conducted by Affimed Therapeutics AG.

The Company has amended the Registration Statement on p. ii to state that the Company has not commenced operations and has no assets or liabilities, including contingent liabilities. The Company has no contingent liabilities or commitments.

5.	Please tell us how you will account for and depict the exchange of Series D preferred shares, Series E preferred shares and common shares in Affimed Therapeutics AG for common shares in Affimed Therapeutics B.V. Include an analysis explaining how you considered the exchange of different classes of equity. Tell us whether the exchange should be retrospective or as of the date of exchange and why.

Response:	The Company respectfully advises the Staff that after consummation of the pre-IPO financing transactions described in note 2 to the interim financial statements for the first quarter of 2014, Affimed Therapeutics AG has outstanding Series D preferred shares, Series E preferred shares and common shares. The Series D preferred shares and Series E preferred shares do not have any conversion rights into common shares and are classified as debt instruments under IFRS.

If a holder of the Series D preferred shares or Series E preferred shares agrees to exchange such preferred shares into common shares, as is contemplated by the Notarial Deed to be entered into in the corporate reorganization, that exchange will be accounted for as a debt extinguishment as of the date of the exchange (IAS 39.39); any difference between the carrying amount of the preferred shares and the fair value of the common shares for which the preferred shares are exchanged will be recorded as profit or loss in the statement of comprehensive loss (IAS 39.41). As there are no conversion rights, there will not be a retrospective adjustment of loss per share information under IAS 33.64.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	4	July 17, 2014

The exchange of common shares of Affimed Therapeutics AG for common shares of the Company involves all shareholders proportionate to their previous interest in the common share capital of Affimed Therapeutics AG and will be accounted as a transaction involving entities under common control at the carryover basis of the assets and liabilities. For purposes of determining loss per share, IAS 33.64 will require retrospective adjustment for all periods presented commencing with the interim consolidated financial statements for the quarter in which the exchange occurs.

Notes to Consolidated Financial Statements

Note 6. Revenue

Collaboration agreement Amphivena, page F-26

6.	We acknowledge your response to our comments 29 and 30. In order to gain a better understanding of your accounting for the agreements with Amphivena, please address the following:

•	You state that your equity interest in Amphivena was in excess of 20% of all voting equity in Amphivena but the voting rights do not convey a significant influence justifying the application of the equity method under IAS 28. Please demonstrate to us why the excess of 20% investment does not convey significant influence. Refer to IAS 28.6 in your response. In this regard, please tell us what factor(s) indicate control of the structured entity if voting rights are not the dominant factor.

•	Tell us your consideration of IFRS 12. If applicable, tell us how you have complied with IFRS 12.7 through 12.9, specifically addressing the type of joint arrangement you have with Amphivena and the significant judgments and assumptions made in determining that you do not have significant influence even though you hold over 20% of the voting rights of Amphivena. If not applicable, please tell us why.

•	Tell us your consideration of IFRS 11. If applicable, tell us how your accounting related to the agreements with Amphivena is consistent with this guidance. If not applicable, please tell us why.

Response:	The Company respectfully refers the Staff to notes 4 and 6 in the consolidated financial statements of Affimed Therapeutics AG as of December 31, 2013, where detailed disclosures are provided of the Company’s judgment that Amphivena is a structured entity in accordance with IFRS 10 and the terms of Affimed Therapeutics AG’s involvement. That is because the financial and operating policies of Amphivena are predetermined by the research and development agreement. In a structured entity, control is not conveyed through

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	5	July 17, 2014

voting rights. The Company believes that the application of the equity method (IAS 28) is not appropriate for an investment in a structured entity that is not controlled by Affimed.

The Company’s conclusion is consistent with views expressed by its independent registered accountants in their publication KPMG Insights into IFRS, 10th edition, notably para 3.5.80.50:

“In our view, if the financial and operating policies of an investee are largely predetermined, then most of the factors described in 3.5.80.10[1] for assessing significant influence are not relevant. Therefore, if it is concluded that an investor does not have control over such an investee, then we believe that the entity would generally account for its interest in the investee as a financial asset in accordance with IAS 39”.

The Company notes that it has provided the disclosures required by IFRS 12.7c in note 6 to the financial statements in the Registration Statement and that IFRS 12.7a and b are not applicable to its involvement with Amphivena. IFRS 11 is also not applicable in the absence of joint control or operation.

Note 19. Preferred shares, page F-32

7.	We acknowledge your response to our comment 31. Tell us why the discount rate of 15.5% is appropriate and why the rate did not change from December 31, 2012 to March 31, 2014. Also, tell us the significant factors used to determine the future cash flows and the terminal value.

Response:	The Company respectfully advises the Staff that the discount rate of 15.5% was derived using a Weighted Average Cost of Capital, or WACC, approach. Input factors comprised the 15-year German Sovereign Strip interest rate and a spread based thereon, a market risk premium, relevered beta derived from a peer group of comparable early-stage biotech companies, a small stock premium and an equity financing of 100%.

At the relevant valuation dates from December 31, 2012 to March 31, 2014 the WACC calculation based on the input factors at these dates resulted in a discount rate range between 15.0% and 16.5%. The The WACC of 15.5% used as of December 31, 2012 is within the range determined as of that date and at the relevant subsequent measurement dates. Accordingly, the Company has continued to use that discount rate in its estimate.

The future cash in-flows are probability weighted based on the current development stage of each product candidate development program using a “Probability of Success” rate until approval and market launch for important future decision points, for example successful completion of clinical study phases and approval. Expert reports and other scientific publications are used to arrive at reasonable estimates for the “Probability of Success” rates.

[1]	Reference addresses factors for significant influence under IAS 28.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	6	July 17, 2014

The significant factors used to determine the pre-weighted future cash flows and the terminal values are:

•	Revenue projections are based on product and benchmark prices multiplied by the number of patients eligible for treatment.

•	The number of patients eligible for treatment is derived from target markets, where a market launch is projected considering current and future competitors.

•	Cost assumptions for research and development costs until market launch and administrative and sales costs.

Research and development risks are applied using the “Probability of Success” rate described above which results in probability weighted cash-inflows.

We would also like to make one clarification with respect to the letter that we submitted to the Staff on July 14, 2014: at the mid-point of the price range indicated in our letter, the number of common shares of the Company that would be outstanding immediately subsequent to the consummation of the corporate reorganization and prior to the completion of the offering is 20,000,000.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	7	July 17, 2014

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr. Richard D. Truesdell, Jr.

cc:	Via E-mail

Dr. Adi Hoess, Chief Executive Officer

Dr. Florian Fischer, Chief Financial Officer

Affimed Therapeutics B.V.